UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of October, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On October 27, 2014, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at the General Meeting of Holders of CEMEX’s Non-Redeemable Ordinary Participation Certificates held on October 27, 2014 in the city of San Pedro Garza García, Nuevo León, Mexico

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

GENERAL MEETING OF HOLDERS OF
NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES
“CEMEX.CPO”
OCTOBER 27, 2014

Summary of the resolutions adopted in the General Meeting of Holders of Non-Redeemable Ordinary Participation Certificates (the “CPO Holders’ Meeting”) issued by Cemex, S.A.B. de C.V. held at Club Industrial, located at Avenida Parteaguas number 698, Colonia Los Arcángeles, in the city of San Pedro Garza García, Nuevo León, Mexico, on October 27 (twenty seven), 2014 (two thousand fourteen) at 10:00 (ten) hours.

FIRST:
The amendment of Clause Twelfth of the Trust Agreement number 111033-9 (the “Trust”) was approved as per the terms proposed at the CPO Holders’ Meeting. Subject to obtaining the corresponding authorizations from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV, Clause Twelfth of the Trust shall be written as set forth below, provided, however, that adjustments or amendments to the resolutions adopted by the CPO Holders’ Meeting could be made if requested by the CNBV. Except as provided herein, no further modifications have been made to the Trust.

“TWELFTH. TECHNICAL COMMITTEE.-

Pursuant to the provisions of the last paragraph of article 80 of the General Law of Credit Institutions, a Technical Committee is hereby constituted and shall be formed by a minimum of three members and alternate members may be appointed, and such alternate members may cover the absences of any of the members. The Chairman of the Technical Committee, who shall have the casting vote in the event of a tie, shall be Mr. Rogelio Zambrano Lozano; the Chairman of the Technical Committee shall appoint, substitute or remove the other members of the Technical Committee or their alternates. The position of member of the Technical Committee is honorary with no right to any compensation.

Mr. Rogelio Zambrano Lozano, as Chairman of the Technical Committee, shall notify to THE TRUSTEE the appointments, removals or substitutions of the members of the Technical Committee and their alternates, and such actions shall be effective once THE TRUSTEE receives such notification.

The Technical Committee shall meet when necessary to carry on with the purposes of the Trust, or at any time at the request of THE TRUSTEE. Meetings of the Technical Committee shall be considered as validly installed with the attendance of at least three of its members. THE TRUSTEE and the Common Representative of the CPO Holders may attend meetings of the Technical Committee without voting.

Resolutions of the Technical Committee shall be adopted with the favorable vote of the majority of the attending members, provided, however, that at all time the Chairman of the Technical Committee and a minimum of two members, or their alternates shall be present. Minutes of every meeting containing the resolutions adopted during the meeting shall be prepared and signed by the attendants.

Any member of the Technical Committee shall be empowered to send to THE TRUSTEE a copy of the minute of the Technical Committee meeting and once received by THE TRUSTEE, THE TRUSTEE shall act in accordance with the provisions thereof, remaining free of all responsibility as provided in Article 80 of the General Law of Credit Institutions.

In the event of resignation, death, disability, absence or any other similar cause which results in the permanent absence of the Chairman of the Technical Committee, as per the terms of Article 143 of the General Law of Business Companies, the person that shall be appointed as Chairman of the Technical Committee shall be the member of CEMEX’s Board of Directors that is next in the order of appointment of CEMEX’s Board of Directors approved at CEMEX’s Ordinary Shareholders Meeting immediately preceding the act or event, CEMEX will be required to provide written notice of the appointment to THE TRUSTEE in order to record the name and signature of the new Chairman of the Technical Committee.

SECOND:
It was approved that Banco Nacional de México, Sociedad Anónima, Integrante del Grupo Financiero Banamex, División Fiduciaria, as Trustee of the Trust (“BANAMEX”), and CEMEX, Sociedad Anónima Bursátil de Capital Variable (“CEMEX”), enter into and evidence in writing the amendment adopted in accordance with the terms of the previous resolution, with the approval of the CNBV.

THIRD:
It was approved that for certainty and to ease the administration and interpretation of the Trust, BANAMEX and CEMEX restate the clauses of the Trust that have been amended since its incorporation and those that remain unchanged in order to consolidate the effective text of Trust in a single document.

FOURTH:
ALEJANDRO TARIN VILLAMAR, SOFIA KERS GUERRERO, ELVA NELLY WING TREVIÑO and RENÉ DELGADILLO GALVÁN were appointed so that they appear, jointly or separately, before the Public Notary of their choice to record this CPO Holders’ Meeting minute, formalize and implement, in due time, the adopted resolutions, including presenting them before the CNBV.

FIFTH:	The minute prepared regarding the CPO Holders’ Meeting was approved in each and all of its terms.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 28, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller